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                                  UNITED STATES
                       SECURITIES ADN EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       BEACHPORT ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.002 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    073466203
                          ----------------------------
                                 (CUSIP Number)


                                 March 15, 1999
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------                                            -----------------
CUSIP NO. 073466203                     13G                    PAGE 2 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          LIVIAKIS FINANCIAL COMMUNICATIONS, INC   68-0311399
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (SEE INSTRUCTIONS)                                            (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,403,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH:                  1,403,500
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,403,500
-------------------------------------------------------------------------------
 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                          [X]
-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.6%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


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


-------------------                                            -----------------
CUSIP NO. 073466203                                            PAGE 3 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          JOHN M. LIVIAKIS
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (SEE INSTRUCTIONS)                                            (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    22,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,403,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH:                  22,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,403,500
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,425,500
-------------------------------------------------------------------------------
 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                          [X]
-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.7%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


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-------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 073466203                                            PAGE 4 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          RENEE A. LIVIAKIS
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (SEE INSTRUCTIONS)                                            (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,403,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,403,500
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,403,500
-------------------------------------------------------------------------------
 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                         [x]
-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.6%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


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

ITEM 1(a). NAME OF ISSUER:

         Beachport Entertainment Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1990 South Bundy Drive - Suite 700
         Los Angeles, California 90025

ITEM 2(a). NAME(S) OF PERSON(S) FILING:

         Liviakis Financial Communications, Inc. ("LFC")
         John M. Liviakis ("JML")
         Renee A. Liviakis ("RAL")

         LFC, JML and RAL are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this Amended Statement is the Joint Filing Agreement of LFC, JML and RAL pursuant to Rule 13d-1(k)(1)(iii).

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2420 "K" Street, Suite 220, Sacramento, California 95816

ITEM 2(c). CITIZENSHIP:

         LFC is a California corporation. JML and RAL are citizens of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         Common Stock, $.002 par value

ITEM 2(e). CUSIP NUMBER:

         073466203

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:



         If this statement is filed pursuant to Rule 13d-1(c), check this box
[X]

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  LFC:     1,403,500 shares
                  JML:     1,425,500 shares
                  RAL:     1,403,500 shares

                  JML and RAL are husband and wife. Each owns 50% of the outstanding shares of LFC and reports the 1,403,500 shares owned of record by LFC as beneficially owned. RAL has a community property interest in the shares owned directly by JML.

         (b) Percent of class:

                  LFC:     11.6%
                  JML:     11.7%
                  RAL:     11.6%

                  Based upon the approximately 12,148,000 shares of Common Stock that the Issuer advised LFC were outstanding in March 1999.

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                           LFC:     1,403,500 shares
                           JML:        22,000 shares
                           RAL:        -0-    shares

                  (ii) Shared power to vote or direct the vote:

                           LFC:        -0-    shares
                           JML:     1,403,500 shares
                           RAL:     1,403,500 shares

                           *JML and RAL, in their capacity as officers and directors, share the power to vote or direct the vote of the shares owned by LFC.

                  (iii) Sole power to dispose or to direct the disposition of:

                           LFC:     1,403,500 shares
                           JML:        22,000 shares
                           RAL:        -0-    shares

                  (iv) Shared power to dispose or direct the disposition of:

                           LFC:        -0-    shares
                           JML:     1,403,500 shares
                           RAL:     1,403,500 shares


                           *JML and RAL, in their capacity as officers and directors, share the power to dispose or direct the disposition of the shares owned by LFC.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         On March 15, 1999, Robert B. Prag ("RBP"), who had been an executive officer and director of LFC, resigned those positions. While an officer and director of LFC, RBP had filed jointly with LFC, JML and RAL a statement on
Schedule 13G with respect to the Issuer's Common Stock. Any group status that may have existed among LFC, JML and RAL, on the one hand, and RBP, on the other hand, with respect to the Issuer's Common Stock terminated upon RBP's resignation as an officer and director of LFC.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         The group consisting of LFC, JML, RAL and RBP dissolved on March 15, 1999 and was reconstituted as a group consisting of LFC, JML and RAL. All further filings by RBP with respect to transactions in the Issuer's Common Stock will be filed, if required, by RBP in his individual capacity. LFC, JML and RAL will continue to file as a group.

ITEM 10.  CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: April 9, 1999                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                        By: /s/ John M. Liviakis
                                            ------------------------------------
                                            John M. Liviakis, President


                                            /s/ John M. Liviakis
                                        ----------------------------------------
                                            John M. Liviakis


                                            /s/ Renee A. Liviakis
                                        ----------------------------------------
                                            Renee A. Liviakis


                                            /s/ Robert B. Prag
                                        ----------------------------------------
                                            Robert B. Prag

                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Beachport Entertainment Corporation, on behalf of and in satisfaction of the obligations of all Parties and that they shall amend the Statement from time to time as required by rules issued under the Securities Exchange Act of 1934, as amended.

         Each Party represents and warrants that such Party is eligible to use
Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning any other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, or amendments thereto, by a Party shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and such Party neither knows nor has any reason to believe that information concerning any other Party contained therein is either incomplete or inaccurate.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this ninth day of April, 1999.

                                        LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                        By: /s/ John M. Liviakis
                                            ------------------------------------
                                            John M. Liviakis, President

                                            /s/ John M. Liviakis
                                        ----------------------------------------
                                            John M. Liviakis

                                            /s/ Renee A. Liviakis
                                        ----------------------------------------
                                            Renee A. Liviakis